Finance & Administration Division, A-2P
P.O. Box 1200
Suisun City, CA 94585

June 9, 2014

Mr. Gus Rodriguez
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, DC 20549

Re:	Westamerica Bancorporation Form 10-K for the Fiscal Year Ended December 31, 2013 Filed February 27, 2014 File No. 001-09383

Dear Mr. Rodriguez,

We have received your letter dated May 27, 2014 regarding your review of the above-referenced filing. As you requested, the following is our response to your comments, which are restated for your convenience.

Form 10-K for Fiscal Year Ended December 31, 2013

Loan Portfolio, page 35

1.
Comment: Please provide us and expand future filings to include a complete description of your loan underwriting policies and procedures for each loan category and for each major loan type within each category, as appropriate. Also, please revise the footnotes to the financial statements to discuss the risks and uncertainties surrounding your receivables.

Response: In future filings, we will include a complete description of our underwriting policies and procedures similar to the following, which were operative during the period covered by the above referenced Form 10-K:

“The Company originates loans with the intent to hold such assets until principal is repaid. Management follows written loan underwriting policies and procedures which are approved by the Bank’s Board of Directors. Loans are underwritten following approved underwriting standards and lending authorities within a formalized organization structure. The Board of Directors also approves independent real estate appraisers to be used in obtaining estimated values for real property serving as loan collateral. Prevailing economic trends and conditions are also taken into consideration in loan underwriting practices.

All loan applications must be for a clearly defined legitimate purpose with a determinable primary source of repayment, and as appropriate, secondary sources of repayment. All loans are supported by appropriate documentation such as current financial statements, tax returns, credit reports, collateral information, guarantor asset verification, title reports, appraisals, and other relevant documentation.

Commercial loans represent term loans used to acquire durable business assets or revolving lines of credit used to finance working capital. Underwriting practices evaluate each borrower’s cash flow as the principal source of loan repayment. Commercial loans are generally secured by the borrower’s business assets as a secondary source of repayment. Commercial loans are evaluated for credit-worthiness based on prior loan performance, borrower financial information including cash flow, borrower net worth and aggregate debt.

Commercial real estate loans represent term loans used to acquire real estate to be operated by the borrower in a commercial capacity. Underwriting practices evaluate each borrower’s global cash flow as the principal source of loan repayment, independent appraisal of value of the property, and other relevant factors. Commercial real estate loans are generally secured by a first lien on the property as a secondary source of repayment.

Real estate construction loans represent the financing of real estate development. Loan principal disbursements are controlled through the use of project budgets, and disbursements are approved based on construction progress, which is validated by project site inspections. The real estate serves as collateral, secured by a first lien position on the property.

Residential real estate loans generally represent first lien mortgages used by the borrower to purchase or refinance a principal residence. For interest-rate risk purposes, the Company offers only fully-amortizing, adjustable-rate mortgages. In underwriting first lien mortgages, the Company evaluates each borrower’s ability to repay the loan, independent appraisal of value of the property, and other relevant factors. The Company does not offer riskier mortgage products, such as “interest-only” mortgages and “negative amortization” mortgages.

For loans secured by real estate, the Bank requires title insurance to insure the status of its lien and each borrower is obligated to insure the real estate collateral, naming the Company as loss payee, in an amount sufficient to repay the principal amount outstanding in the event of a property casualty loss.

Consumer loans are predominantly comprised of indirect automobile loans with underwriting based on credit history and scores, personal income, debt service capacity, and collateral values.”

Further, in future filings our footnotes to the financial statements will include a discussion of the risks and uncertainties surrounding our receivables. The following discussion relates to the above referenced Form 10-K and will be added to Footnote 1, “Allowance for Credit Losses”:

“The Company extends loans to commercial and consumer customers in Northern and Central California. These lending activities expose the Company to the risk borrowers will default, causing loan losses. The Company’s lending activities are exposed to various qualitative risks. All loan segments are exposed to risks inherent in the economy and market conditions. Significant risk characteristics related to the commercial loan segment include the borrowers’ business performance and financial condition, and the value of collateral for secured loans. Significant risk characteristics related to the commercial real estate segment include the borrowers’ business performance and the value of properties collateralizing the loans. Significant risk characteristics related to the construction loan segment include the borrowers’ performance in successfully developing the real estate into the intended purpose and the value of the property collateralizing the loans. Significant risk characteristics related to the residential real estate segment include the borrowers’ financial wherewithal to service the mortgages and the value of the property collateralizing the loans. Significant risk characteristics related to the consumer loan segment include the financial condition of the borrowers and the value of collateral securing the loans.

The preparation of these financial statements requires Management to estimate the amount of losses inherent in the loan portfolio and establish an allowance for credit losses. The allowance for credit losses is established by assessing a provision for loan losses against the Company’s earnings. In estimating credit losses, Management must exercise judgment in evaluating information deemed relevant, such as financial information regarding individual borrowers, overall credit loss experience, the amount of past due, nonperforming and classified loans, recommendations of regulatory authorities, prevailing economic conditions and other information. The amount of ultimate losses on the loan portfolio can vary from the estimated amounts. Management follows a systematic methodology to estimate loss potential in an effort to reduce the differences between estimated and actual losses.”

Financial Statements

Notes to Financial Statements

Note 2: Investment Securities, pages 62-67

2.	Comment: Please provide us and expand the disclosure in future filings to state the number of investment positions that are in an unrealized loss position pursuant to ASC 320-10-50-6 (b) (3).

Response: In future filings, we will state the number of investment positions that are in an unrealized loss position. Such disclosure related to the above referenced Form 10-K is:

	Investment Securities Available for Sale
	At December 31, 2013
	No. of	Less than 12 months		No. of	12 months or longer		No. of	Total
	Investment		Unrealized	Investment		Unrealized	Investment		Unrealized
	Positions	Fair Value	Losses	Positions	Fair Value	Losses	Positions	Fair Value	Losses
	(In thousands)
U.S. Treasury securities	1	$2,994	$(3)	-	$-	$-	1	$2,994	$(3)
Securities of U.S. Government sponsored entities	15	91,669	(663)	-	-	-	15	91,669	(663)
Residential mortgage-backed securities	3	864	(15)	-	-	-	3	864	(15)
Commercial mortgage-backed securities	1	1,072	(5)	-	-	-	1	1,072	(5)
Obligations of states and political subdivisions	35	17,516	(222)	11	3,214	(101)	46	20,730	(323)
Residential collateralized mortgage obligations	34	187,848	(12,326)	6	40,575	(2,398)	40	228,423	(14,724)
Asset-backed securities	1	5,002	(1)	1	4,475	(100)	2	9,477	(101)
Corporate securities	25	117,751	(1,087)	2	9,824	(177)	27	127,575	(1,264)
Other securities	-	-	-	1	1,842	(158)	1	1,842	(158)
Total	115	$424,716	$(14,322)	21	$59,930	$(2,934)	136	$484,646	$(17,256)

	Investment Securities Held to Maturity
	At December 31, 2013
	No. of	Less than 12 months		No. of	12 months or longer		No. of	Total
	Investment		Unrealized	Investment		Unrealized	Investment		Unrealized
	Positions	Fair Value	Losses	Positions	Fair Value	Losses	Positions	Fair Value	Losses
	(In thousands)
Securities of U.S. Government sponsored entities	1	$1,597	$(4)	-	$-	$-	1	$1,597	$(4)
Residential mortgage-backed securities	13	38,396	(616)	1	392	(8)	14	38,788	(624)
Obligations of states and political subdivisions	530	355,797	(14,893)	64	64,427	(6,774)	594	420,224	(21,667)
Residential collateralized mortgage obligations	42	214,981	(5,175)	5	14,120	(427)	47	229,101	(5,602)
Total	586	$610,771	$(20,688)	70	$78,939	$(7,209)	656	$689,710	$(27,897)

	Investment Securities Available for Sale
	At December 31, 2012
	No. of	Less than 12 months		No. of	12 months or longer		No. of	Total
	Investment		Unrealized	Investment		Unrealized	Investment		Unrealized
	Positions	Fair Value	Losses	Positions	Fair Value	Losses	Positions	Fair Value	Losses
	(In thousands)
Securities of U.S. Government sponsored entities	1	$9,983	$(17)	-	$-	$-	1	$9,983	$(17)
Residential mortgage-backed securities	1	103	(1)	1	11	-	2	114	(1)
Obligations of states and political subdivisions	6	2,080	(23)	21	8,928	(229)	27	11,008	(252)
Residential collateralized mortgage obligations	10	72,803	(294)	-	-	-	10	72,803	(294)
Asset-backed securities	-	-	-	1	5,828	(143)	1	5,828	(143)
FHLMC and FNMA stock	-	-	-	1	1	(5)	1	1	(5)
Corporate securities	12	53,570	(423)	5	24,597	(403)	17	78,167	(826)
Other securities	-	-	-	4	1,940	(60)	4	1,940	(60)
Total	30	$138,539	$(758)	33	$41,305	$(840)	63	$179,844	$(1,598)

	Investment Securities Held to Maturity
	At December 31, 2012
	No. of	Less than 12 months		No. of	12 months or longer		No. of	Total
	Investment		Unrealized	Investment		Unrealized	Investment		Unrealized
	Positions	Fair Value	Losses	Positions	Fair Value	Losses	Positions	Fair Value	Losses
	(In thousands)
Residential mortgage-backed securities	2	$113	$-	1	$664	$(10)	3	$777	$(10)
Obligations of states and political subdivisions	60	69,839	(1,205)	9	4,275	(30)	69	74,114	(1,235)
Residential collateralized mortgage obligations	9	26,683	(386)	4	9,353	(175)	13	36,036	(561)
Total	71	$96,635	$(1,591)	14	$14,292	$(215)	85	$110,927	$(1,806)

Note 11: Fair Value Measurements, page 82

3.
Comment: Please provide us and expand your disclosures in future filings to present investment securities available for sale by major security type indicating the level within the fair value hierarchy in which the fair value measurement is categorized pursuant to 820-10-50-2 (b).

Response: In future filings, we will present investment securities available for sale by major security type indicating the level within the fair value hierarchy in which the fair value measurement is categorized. Such disclosure related to the above referenced Form 10-K is:

	At December 31, 2013
	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	(In thousands)
U.S. Treasury securities	$3,506	$3,506	$-	$-
Securities of U.S. Government sponsored entities	130,492	130,492	-	-
Residential mortgage-backed securities	34,176	-	34,176	-
Commercial mortgage-backed securities	3,425	-	3,425	-
Obligations of states and political subdivisions	191,386	-	191,386	-
Residential collateralized mortgage obligations	252,896	-	252,896	-
Asset-backed securities	14,555	-	14,555	-
FHLMC and FNMA stock	13,372	13,372	-	-
Corporate securities	432,431	-	432,431	-
Other securities	3,142	1,300	1,842	-
Total securities available for sale	$1,079,381	$148,670	$930,711	$-

	At December 31, 2012
	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	(In thousands)
U.S. Treasury securities	$3,558	$3,558	$-	$-
Securities of U.S. Government sponsored entities	49,525	49,525	-	-
Residential mortgage-backed securities	56,932	-	56,932	-
Commercial mortgage-backed securities	4,145	-	4,145	-
Obligations of states and political subdivisions	215,247	-	215,247	-
Residential collateralized mortgage obligations	221,105	-	221,105	-
Asset-backed securities	16,005	-	16,005	-
FHLMC and FNMA stock	2,880	2,880	-	-
Corporate securities	252,838	-	252,838	-
Other securities	3,401	1,461	1,940	-
Total securities available for sale	$825,636	$57,424	$768,212	$-

We acknowledge that:

·	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for raising these matters with us.  Should you have any questions, please feel free to contact me at (707) 863-6840.

Sincerely,

/s/ John “Robert” Thorson
John “Robert” Thorson SVP & Chief Financial Officer

cc:	David L. Payne – Chairman, President & CEO – Westamerica Bancorporation E. Michael Pierce – Partner – KPMG LLP